Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Great Lakes Dredge & Dock Company, LLC	Delaware

Great Lakes U.S. Fleet Management, LLC	Delaware

Dawson Marine Services Company (dissolved as of December 27, 2017)	Delaware

Great Lakes Dredge & Dock Environmental, Inc.	Delaware

Fifty-Three Dredging Corporation (dissolved as of December 27, 2017)	New Jersey

Great Lakes Dredge & Dock Australia Pty Ltd	Australia

Great Lakes Dredge & Dock do Brasil Ltda.	Brazil

Great Lakes Dredge & Dock India Private Limited	India

Lydon Dredging & Construction Company, Ltd. (dissolved as of August 31, 2017)	Canada

Great Lakes Dredge & Dock (Bahamas) Ltd.	Bahamas

GLDD Mexicana, S. de R.L. DE C.V.	Mexico

NASDI Holdings, LLC	Delaware

Terra Contracting Services, LLC	Delaware

Great Lakes Environmental & Infrastructure, LLC	Delaware

Great Lakes Environmental & Infrastructure Solutions, LLC	Delaware

Terra Fluid Management, LLC	Delaware
Drews Services LLC	South Carolina